FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	CN appoints Luc Jobin executive vice-president and chief financial officer effective June 1, 2009

Item 1

North America’s Railroad

NEWS RELEASE

CN appoints Luc Jobin executive vice-president and chief
financial officer effective June 1, 2009

MONTREAL, April 29, 2009  —  E. Hunter Harrison, president and chief executive officer of CN (TSX: CNR)(NYSE: CNI), announced today the appointment of Luc Jobin, C.A., as the executive vice-president and chief financial officer of the company effective June 1, 2009.

Jobin, 50, will be responsible for financial management and strategic planning at CN.

Jobin will succeed Claude Mongeau, whom the CN board of directors recently selected to become CN president and chief executive officer effective Jan. 1, 2010. Between June 1 and yearend, Mongeau will act as executive vice-president, spending most of his time in the field broadening his knowledge of CN’s network and operations before assuming his new duties at the beginning of next year.

Jobin was recently executive vice-president of Power Corporation of Canada (PCC), a diversified international management and holding company, with responsibility for overseeing PCC's portfolio of diversified investments.

Prior to joining PCC in 2005, he spent 22 years in a variety of financial and executive management positions with Imasco Limited and its Canadian subsidiary, Imperial Tobacco Canada Limited. Imasco, a major North American consumer products and services company, became a British American Tobacco Plc subsidiary in 2000. Jobin was president and chief executive officer of Imperial Tobacco when he joined PCC.

Harrison said: “CN is pleased to appoint Luc Jobin as its new executive vice-president and chief financial officer. Luc is a seasoned corporate executive known for delivering sustainable corporate performance improvements and increased shareholder value. We look forward to Luc leading further gains in CN’s strong financial record and helping to shape our strategic vision for the future.”

Jobin said: “I am delighted to join the rail industry’s leading carrier and its team of talented railroaders. I believe my energy, experience in bottom-line accountability and skills in developing high-quality financial and business development teams will help to deliver increased value to CN and its shareholders.”

Jobin obtained his Chartered Accountant Accreditation from the Canadian Institute of Chartered Accountants in 1983. He received his Diploma in Public Accountancy from McGill University in Montreal in 1982. He has been a member of the board of directors of Reynolds American, Inc. since 2008 and also serves on the boards of directors of two not-for-profit organizations in Montreal.

To view Mr. Jobin’s biographical notes, click here.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the current deep recession in the North American economy and the possibility of a global economic contraction in 2009, industry competition, inflation, currency fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca

Contacts:
Media	Investors
Mark Hallman Director, Communications (905) 669-3384	Robert Noorigian Vice-President, Investor Relations (514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 29, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel